

CAPITOL FEDERAL® FINANCIAL, INC.

NEWS RELEASE

FOR IMMEDIATE RELEASE

January 29, 2014

CAPITOL FEDERAL FINANCIAL, INC.
REPORTS FIRST QUARTER FISCAL YEAR 2014 RESULTS

Topeka, KS - Capitol Federal® Financial, Inc. (NASDAQ: CFFN) (the "Company") announced results today for the quarter ended December 31, 2013. Detailed results will be available in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2013, which will be filed with the Securities and Exchange Commission ("SEC") on or about February 4, 2014 and posted on our website, http://ir.capfed.com. **For best viewing results, please view this release in Portable Document Format (PDF) on our website.**

Highlights for the quarter include:
- net income of $17.8 million,
- basic and diluted earnings per share of $0.12,
- net interest margin of 1.98%,
- growth in loans receivable, net of $65.7 million, or 4.4% annualized,
- repurchased 578,880 shares of common stock at an average price of $12.14 per share, and
- paid the True Blue® Too dividend of $0.25 per share.

Comparison of Operating Results for the Three Months Ended December 31, 2013 and September 30, 2013

Net income increased $1.7 million, or 10.9%, from $16.1 million for the quarter ended September 30, 2013 to $17.8 million for the quarter ended December 31, 2013. The increase in net income was due primarily to a decrease in salaries and employee benefits due largely to a decrease in Employee Stock Ownership Plan ("ESOP") related expenses. The net interest margin increased two basis points, from 1.96% for the prior quarter, to 1.98% for the current quarter. The continued shift in the mix of interest-earning assets from relatively lower yielding securities to higher yielding loans was the primary driver of the increase in the net interest margin, along with a decrease in the rates on the certificate of deposit and repurchase agreement portfolios.

Interest and Dividend Income
The weighted average yield on total interest-earning assets increased one basis point from the prior quarter to 3.23% for the current quarter while the average balance of interest-earning assets decreased $3.9 million between the two periods. The average balance of the securities portfolio decreased $152.7 million, while the average balance of the loans receivable portfolio increased $116.4 million between the two periods. This is a result of management's continued strategy of adjusting the mix of interest-earning assets in order to obtain a higher yield on those assets. The following table presents the components of interest and dividend income for the time periods presented, along with the change measured in dollars and percent.

| | For the Three Months Ended | | | | | Change Expressed in: | | |
	December 31, 2013		September 30, 2013			Dollars		Percent
			(Dollars in thousands)					
INTEREST AND DIVIDEND INCOME:								
Loans receivable	$	56,948	$	56,425	$	523		0.9 %
MBS		11,962		12,376		(414)		(3.3)
Investment securities		2,066		2,251		(185)		(8.2)
Capital stock of Federal Home Loan Bank ("FHLB")		1,196		1,131		65		5.7
Cash and cash equivalents		62		40		22		55.0
Total interest and dividend income	$	72,234	$	72,223	$	11		0.0

The increase in interest income on loans receivable was due to a $116.4 million increase in the average balance of the portfolio, partially offset by a four basis point decrease in the weighted average yield of the portfolio to 3.79% for the current quarter. Cash flows from the securities portfolio were used to fund loan growth during the current quarter. The decrease in the weighted average yield was due largely to downward repricing of adjustable-rate loans, as well as to repayments of higher-yielding loans.

The decrease in interest income on MBS was due primarily to a $92.5 million decrease in the average balance of the portfolio, partially offset by a three basis point increase in the average yield of the portfolio, from 2.37% for the prior quarter to 2.40% for the current quarter. The decrease in the average balance was largely a result of principal repayments being invested into the higher yielding loan portfolio. The increase in the average yield of the portfolio was due primarily to a decrease in premium amortization, which is considered an adjustment to the yield, resulting largely from an increase in market interest rates.

Interest Expense
The weighted average rate paid on total interest-bearing liabilities decreased three basis points from the prior quarter to 1.49% for the current quarter, and the average balance of interest-bearing liabilities decreased $14.3 million between the two periods. The following table presents the components of interest expense for the time periods presented, along with the change measured in dollars and percent.

	For the Three Months Ended				
	December 31, 2013	September 30, 2013	Change Expressed in:		
			Dollars	Percent
	(Dollars in thousands)			
INTEREST EXPENSE:				
FHLB borrowings	$ 16,863	$ 16,902	$ (39)	(0.2)%
Deposits	8,323	8,614	(291)	(3.4)
Repurchase agreements	2,803	2,901	(98)	(3.4)
Total interest expense	$ 27,989	$ 28,417	$ (428)	(1.5)

The decrease in interest expense on deposits was due to a decrease in the weighted average rate paid on the portfolio, specifically a decrease in the weighted average rate paid on the certificate of deposit portfolio. The weighted average rate paid on the certificate of deposit portfolio decreased six basis points, from 1.24% for the prior quarter to 1.18% for the current quarter.

Provision for Credit Losses
Capitol Federal Savings Bank (the "Bank") recorded a provision for credit losses during the current quarter of $515 thousand compared to a negative provision for credit losses during the prior quarter of $500 thousand. The $515 thousand provision for credit losses in the current quarter takes into account net charge-offs of $418 thousand during the quarter, compared to a net recovery of $83 thousand in the prior quarter, along with loan growth during the quarter and a small increase in the balance of delinquent and non-performing loans between periods. Loans 30 to 89 days delinquent increased $328 thousand, or 1.2%, from $27.6 million at September 30, 2013 to $27.9 million at December 31, 2013. The ratio of loans 30 to 89 days delinquent to total loans receivable, net was 0.46% at both September 30, 2013 and December 31, 2013. Non-performing loans increased $1.3 million, or 4.8%, from $26.4 million at September 30, 2013 to $27.7 million at December 31, 2013. The ratio of non-performing loans to total loans receivable, net increased from 0.44% at September 30, 2013 to 0.46% at December 31, 2013.

Non-Interest Expense
The following table presents the components of non-interest expense for the time periods presented, along with the change measured in dollars and percent.

| | For the Three Months Ended | | Change Expressed in: | |
	December 31, 2013	September 30, 2013	Dollars	Percent
		(Dollars in thousands)		
NON-INTEREST EXPENSE:				
Salaries and employee benefits	$ 10,726	$ 12,679	$ (1,953)	(15.4)%
Occupancy	2,549	2,735	(186)	(6.8)
Information technology and communications	2,292	2,132	160	7.5
Regulatory and outside services	1,396	1,439	(43)	(3.0)
Deposit and loan transaction costs	1,387	1,340	47	3.5
Federal insurance premium	1,083	1,125	(42)	(3.7)
Advertising and promotional	1,006	1,805	(799)	(44.3)
Other non-interest expense	2,348	2,132	216	10.1
Total non-interest expense	$ 22,787	$ 25,387	$ (2,600)	(10.2)

The decrease in salaries and employee benefits was due primarily to a decrease in ESOP related expenses resulting largely from the final allocation of ESOP shares acquired in our initial public offering (March 1999) being made on September 30, 2013. In fiscal year 2014, the only ESOP shares to be allocated will be the shares acquired by the ESOP in the Company's corporate reorganization in December 2010. The decrease in advertising and promotional expense was due primarily to the timing of media campaigns in the prior fiscal year.

Income Tax Expense
Income tax expense was $8.6 million for the current quarter compared to $8.6 million for the prior quarter. The effective income tax rate for the current quarter was 32.6% compared to 34.9% for the prior quarter. The quarter-over-quarter decrease in the effective tax rate was due largely to a lower amount of nondeductible ESOP related expenses due to the final ESOP allocation on September 30, 2013, as discussed in the non-interest expense section above. Management anticipates the effective tax rate for fiscal year 2014 will be approximately 33% to 34%, based on fiscal year 2014 estimates as of December 31, 2013.

Comparison of Operating Results for the Three Months Ended December 31, 2013 and 2012

For the quarter ended December 31, 2013, the Company recognized net income of $17.8 million, compared to net income of $17.6 million for the quarter ended December 31, 2012. The net interest margin decreased three basis points, from 2.01% for the prior year quarter to 1.98% for the current quarter. Decreases in the cost of funds and a shift in the mix of interest-earning assets from relatively lower yielding securities to higher yielding loans tempered the decrease in the net interest margin, but were not enough to fully offset the impact of decreasing asset yields.

Interest and Dividend Income
The weighted average yield on total interest-earning assets decreased 19 basis points from 3.42% for the prior year quarter to 3.23% for the current quarter and the average balance of interest-earning assets decreased $126.6 million from the prior year quarter. The decrease in the weighted average balance between the two periods was primarily in the lower yielding MBS and investment securities portfolio, while the average balance of the loan portfolio increased between the two periods.

The following table presents the components of interest and dividend income for the time periods presented along with the change measured in dollars and percent. The decrease in interest income on MBS and investment securities was due largely to a decrease in the average balance of each portfolio, while the decrease in interest income on loans receivable was due to a decrease in the weighted average yield on the portfolio.

| | For the Three Months Ended December 31, | | Change Expressed in: | |
	2013	2012	Dollars	Percent
	(Dollars in thousands)			
INTEREST AND DIVIDEND INCOME:				
Loans receivable	$ 56,948	$ 58,467	$ (1,519)	(2.6)%
MBS	11,962	15,183	(3,221)	(21.2)
Investment securities	2,066	2,865	(799)	(27.9)
Capital stock of FHLB	1,196	1,128	68	6.0
Cash and cash equivalents	62	33	29	87.9
Total interest and dividend income	$ 72,234	$ 77,676	$ (5,442)	(7.0)

The weighted average yield on the loans receivable portfolio decreased 37 basis points, from 4.16% for the prior year quarter to 3.79% for the current quarter. The decrease in the average yield was due to the downward repricing of the portfolio between periods resulting primarily from endorsements, refinances, and adjustable-rate loans, as well as to the origination and purchase of loans at rates less than the weighted average rate of the existing portfolio. Endorsement and refinancing activity have significantly decreased in the current quarter compared to the prior year quarter due to an increase in market interest rates. Additionally, loans originated, purchased and refinanced in the current quarter were at a weighted average rate of 3.84% compared to 3.31% in the prior year quarter. The decrease in interest income on loans receivable resulting from the decrease in average yield was partially offset by a $376.5 million increase in the average balance of the portfolio.

The average balance of the MBS portfolio decreased $342.0 million between the two periods due to repayments that were invested, in part, into higher yielding loans. The average yield on the MBS portfolio decreased 20 basis points, from 2.60% during the prior year quarter to 2.40% for the current quarter. The decrease in the average yield was due primarily to purchases of MBS between periods with yields less than the average yield on the existing portfolio, as well as to the downward repricing of existing adjustable-rate MBS.

The decrease in interest income on investment securities was due primarily to a $202.4 million decrease in the average balance of the portfolio. The cash flows from calls and maturities of investment securities that were not reinvested into the portfolio were used, in part, to fund loan growth.

Interest Expense
The weighted average rate paid on total interest-bearing liabilities decreased 22 basis points from 1.71% for the prior year quarter to 1.49% for the current quarter, while the average balance of interest-bearing liabilities increased $9.3 million from the prior year quarter. The increase in the average balance of interest-bearing liabilities was largely in lower rate deposit products while the average balance of certificates of deposit and borrowings decreased between the two periods.

The following table presents the components of interest expense for the time periods presented, along with the change measured in dollars and percent. The decrease in interest expense on FHLB borrowings and deposits was due primarily to a decrease in the weighted average rate paid on the portfolios, while the decrease in interest expense on repurchase agreements was due to both a decrease in the average balance and a decrease in the weighted average rate between the two periods.

| | For the Three Months Ended December 31, | | Change Expressed in: | |
	2013	2012	Dollars	Percent
	(Dollars in thousands)			
INTEREST EXPENSE:				
FHLB borrowings	$ 16,863	$ 18,628	$ (1,765)	(9.5)%
Deposits	8,323	9,849	(1,526)	(15.5)
Repurchase agreements	2,803	3,569	(766)	(21.5)
Total interest expense	$ 27,989	$ 32,046	$ (4,057)	(12.7)

The weighted average rate paid on the FHLB borrowings portfolio decreased 26 basis points, from 2.92% for the prior year quarter to 2.66% for the current quarter. The decrease in the average rate paid was primarily a result of maturities and renewals that occurred between periods.

The decrease in the weighted average rate paid on the deposit portfolio was due primarily to a decrease in the weighted average rate paid on the certificate of deposit portfolio as it continued to reprice to lower rates. The weighted average rate paid on the certificate of deposit portfolio decreased 23 basis points, from 1.41% for the prior year quarter to 1.18% for the current quarter.

The decrease in interest expense on repurchase agreements was due primarily to a $45.0 million decrease in the average balance between periods, as well as a 40 basis point decrease in the weighted average rate paid between periods, from 3.83% for the prior year quarter to 3.43% for the current quarter. The decrease in the average balance was due to the maturity of agreements between the two periods, some of which were replaced with FHLB borrowings. The decrease in the average rate paid on repurchase agreements was due primarily to the $100.0 million agreement entered into during the September 30, 2013 quarter, which had a rate less than the existing portfolio.

Provision for Credit Losses
The Bank recorded a provision for credit losses during the current quarter of $515 thousand, compared to a $233 thousand provision for credit losses for the prior year quarter. The $515 thousand provision for credit losses in the current quarter takes into account net charge-offs of $418 thousand during the current quarter, along with loan growth and a small increase in the balance of delinquent and non-performing loans between September 30, 2013 and December 31, 2013.

Non-Interest Expense
The following table presents the components of non-interest expense for the time periods presented, along with the change measured in dollars and percent.

	For the Three Months Ended December 31,		Change Expressed in:	
	2013	**2012**	**Dollars**	**Percent**
	(Dollars in thousands)			
NON-INTEREST EXPENSE:				
Salaries and employee benefits	$ 10,726	$ 12,181	$ (1,455)	(11.9)%
Occupancy	2,549	2,318	231	10.0
Information technology and communications	2,292	2,198	94	4.3
Regulatory and outside services	1,396	1,765	(369)	(20.9)
Deposit and loan transaction costs	1,387	1,526	(139)	(9.1)
Federal insurance premium	1,083	1,114	(31)	(2.8)
Advertising and promotional	1,006	1,032	(26)	(2.5)
Other non-interest expense	2,348	2,607	(259)	(9.9)
Total non-interest expense	$ 22,787	$ 24,741	$ (1,954)	(7.9)

The decrease in salaries and employee benefits was due primarily to a decrease in ESOP related expenses resulting largely from the final allocation of ESOP shares acquired in our initial public offering (March 1999) being made at September 30, 2013. In fiscal year 2014, the only ESOP shares to be allocated will be the shares acquired in the Company's corporate reorganization in December 2010. The decrease in regulatory and outside services was due largely to the timing of fees paid for our external audit. The decrease in other non-interest expenses was due largely to a decrease in OREO operations expense, partially offset by an increase in amortization expense related to our low income housing partnerships. The increase in occupancy expense was due largely to an increase in depreciation expense associated with the remodeling of our home office.

Income Tax Expense
Income tax expense was $8.6 million for the current quarter compared to $8.9 million for the prior year quarter. The effective tax rate for the current quarter was 32.6% compared to 33.5% for the prior year quarter. The decrease in the effective tax rate between periods was due largely to a lower amount of nondeductible ESOP related expenses due to the final ESOP allocation on September 30, 2013, as discussed in the non-interest expense section above.

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(Dollars in thousands)

	For the Three Months Ended		
	December 31, 2013	September 30, 2013	December 31, 2012
INTEREST AND DIVIDEND INCOME:			
Loans receivable	$ 56,948	$ 56,425	$ 58,467
MBS	11,962	12,376	15,183
Investment securities	2,066	2,251	2,865
Capital stock of FHLB	1,196	1,131	1,128
Cash and cash equivalents	62	40	33
Total interest and dividend income	72,234	72,223	77,676
INTEREST EXPENSE:			
FHLB borrowings	16,863	16,902	18,628
Deposits	8,323	8,614	9,849
Repurchase agreements	2,803	2,901	3,569
Total interest expense	27,989	28,417	32,046
NET INTEREST INCOME	44,245	43,806	45,630
PROVISION FOR CREDIT LOSSES	515	(500)	233
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	43,730	44,306	45,397
NON-INTEREST INCOME:			
Retail fees and charges	3,810	3,973	3,992
Insurance commissions	558	588	571
Loan fees	450	415	467
Income from BOLI	338	363	382
Other non-interest income	344	417	356
Total non-interest income	5,500	5,756	5,768
NON-INTEREST EXPENSE:			
Salaries and employee benefits	10,726	12,679	12,181
Occupancy	2,549	2,735	2,318
Information technology and communications	2,292	2,132	2,198
Regulatory and outside services	1,396	1,439	1,765
Deposit and loan transaction costs	1,387	1,340	1,526
Federal insurance premium	1,083	1,125	1,114
Advertising and promotional	1,006	1,805	1,032
Other non-interest expense	2,348	2,132	2,607
Total non-interest expense	22,787	25,387	24,741
INCOME BEFORE INCOME TAX EXPENSE	26,443	24,675	26,424
INCOME TAX EXPENSE	8,630	8,608	8,861
NET INCOME	$ 17,813	$ 16,067	$ 17,563

The following is a reconciliation of the basic and diluted earnings per share calculations for the periods noted.

	For the Three Months Ended		
	December 31, 2013	September 30, 2013	December 31, 2012
	(Dollars in thousands, except per share data)		
Net income	$ 17,813	$ 16,067	$ 17,563
Income allocated to participating securities	(50)	(44)	(60)
Net income available to common stockholders	$ 17,763	$ 16,023	$ 17,503
Average common shares outstanding	142,881,528	142,440,679	147,881,207
Average committed ESOP shares outstanding	449	415,494	1,500
Total basic average common shares outstanding	142,881,977	142,856,173	147,882,707
Effect of dilutive stock options	1,064	2,079	102
Total diluted average common shares outstanding	142,883,041	142,858,252	147,882,809
Net earnings per share:			
Basic	$ 0.12	$ 0.11	$ 0.12
Diluted	$ 0.12	$ 0.11	$ 0.12
Antidilutive stock options, excluded from the diluted average common shares outstanding calculation	2,403,917	2,417,129	2,471,473

Financial Condition as of December 31, 2013

Total assets were $9.11 billion at December 31, 2013 compared to $9.19 billion at September 30, 2013. The $75.4 million decrease was due primarily to a $125.9 million decrease in the securities portfolio, partially offset by a $65.7 million increase in the loan portfolio. Loan growth during the current quarter was funded with cash flows from the securities portfolio as management continued the strategy of moving cash flows from the lower yielding securities portfolio to the higher yielding loan portfolio. During the current quarter, the Bank originated and refinanced $154.1 million of loans with a weighted average rate of 3.90%, purchased $123.3 million of loans from correspondent lenders with a weighted average rate of 3.73%, and participated in $16.8 million of commercial real estate loans with a weighted average rate of 4.18%. As of December 31, 2013, the Bank had 27 active correspondent lending relationships operating in 24 states.

Economic conditions in the Bank's local market areas have a significant impact on the ability of borrowers to repay loans and the value of the collateral securing these loans. As of November 2013, the unemployment rate was 5.1% for Kansas and 6.1% for Missouri, compared to the national average of 7.0% based on information from the Bureau of Economic Analysis. The unemployment rate remains lower in our market areas, relative to the national average, due to diversified industries within our market areas, primarily in the Kansas City metropolitan statistical area. Our Kansas City market area, which comprises the largest segment of our loan portfolio and deposit base, has an average household income of approximately $80 thousand per annum, based on 2013 estimates from the American Community Survey, which is a statistical survey by the U.S. Census Bureau. The average household income in our combined market areas is approximately $69 thousand per annum, with 91% of the population at or above the poverty level, also based on the 2013 estimates from the American Community Survey. The Federal Housing Finance Agency price index for Kansas and Missouri has not experienced significant fluctuations during the past 10 years, unlike other market areas of the United States, which indicates relative stability in property values in our local market areas.

As a portfolio lender focused on delivering outstanding customer service while acquiring quality assets, the ability of our borrowers to repay has always been paramount in our business model. Our implementation of the "ability to repay" and "qualified mortgage" rules on January 10, 2014, as issued by the Consumer Financial Protection Bureau, is not anticipated to have a significant impact to our overall book of business.

The following table presents delinquent and non-performing loans, OREO, allowance for credit losses ("ACL"), and related ratios as of the dates shown.

	December 31, 2013	September 30, 2013	December 31, 2012
	(Dollars in thousands)		
Loans 30 to 89 days delinquent	$ 27,878	$ 27,550	$ 23,201
Loans 90 or more days delinquent or in foreclosure	$ 21,188	$ 19,489	$ 19,021
Nonaccrual loans less than 90 days delinquent[1]	6,527	6,954	9,706
Total non-performing loans	27,715	26,443	28,727
OREO	3,645	3,882	6,259
Total non-performing assets	$ 31,360	$ 30,325	$ 34,986
ACL balance	$ 8,919	$ 8,822	$ 10,477
30 to 89 days delinquent loans to total loans, net	0.46 %	0.46 %	0.41 %
Non-performing loans to total loans, net	0.46	0.44	0.51
Non-performing assets to total assets	0.34	0.33	0.38
ACL as a percentage of total loans, net	0.15	0.15	0.19
ACL as a percentage of total non-performing loans	32.18	33.36	36.47

(1) Represents loans required to be reported as nonaccrual pursuant to the Office of the Comptroller of the Currency (the "OCC") reporting requirements, even if the loans are current. At December 31, 2013, September 30, 2013, and December 31, 2012, this amount was comprised of $1.1 million, $1.1 million, and $1.8 million, respectively, of loans that were 30 to 89 days delinquent and are reported as such, and $5.4 million, $5.9 million, and $7.9 million, respectively, of loans that were current.

Total liabilities were $7.54 billion at December 31, 2013 compared to $7.55 billion at September 30, 2013. The $12.7 million decrease was due primarily to a $33.5 million decrease in advance payments by borrowers for taxes and insurance resulting from the payment of real estate taxes and insurance on behalf of our borrowers, partially offset by a $9.5 million increase in the deposit portfolio. The increase in the deposit portfolio was due primarily to a $24.9 million increase in the checking portfolio and a $20.6 million increase in the money market portfolio, partially offset by a $38.8 million decrease in the certificate of deposit portfolio. The decrease in the certificate of deposit portfolio was due primarily to a reduction in retail certificates with terms of 48 months or less.

Stockholders' equity was $1.57 billion at December 31, 2013 compared to $1.63 billion at September 30, 2013. The $62.7 million decrease was due primarily to the payment of $72.3 million of dividends and the repurchase of $7.0 million of stock, partially offset by net income of $17.8 million. Additionally, accumulated other comprehensive income ("AOCI") decreased $2.7 million from September 30, 2013 to December 31, 2013 due to a decrease in unrealized gains on available-for-sale ("AFS") securities as a result of an increase in market yields.

The $72.3 million of dividends paid during the current quarter consisted of a $0.25 per share, or $35.7 million, True Blue® Too dividend, an $0.18 per share, or $25.8 million, true-up dividend related to fiscal year 2013 earnings per the Company's dividend policy, and a regular quarterly dividend of $0.075 per share each quarter, or $10.8 million. The $35.7 million True Blue® Too dividend was funded by a $36.0 million capital distribution from the Bank to the holding company in December 2013. On January 21, 2014, the Company declared a regular quarterly cash dividend of $0.075 per share, or approximately $10.6 million, payable on February 21, 2014 to stockholders of record as of the close of business on February 7, 2014. Dividend payments depend upon a number of factors including the Company's financial condition and results of operations, regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, and the amount of cash at the holding company. At December 31, 2013, Capitol Federal Financial, Inc., at the holding company level, had $183.2 million on deposit at the Bank.

In November 2012, the Company announced that its Board of Directors approved the repurchase of up to $175.0 million of the Company's common stock. The Company began repurchasing common stock under this plan during the second quarter of fiscal year 2013 and, as of December 31, 2013, had repurchased 4,405,524 shares at an average price of $11.89 per share, at a total cost of $52.4 million. Subsequent to December 31, 2013 through January 17, 2014, the Company repurchased 2,143,600 shares at an average price of $11.99 per share. This plan, under which $96.9 million remained available as of January 17, 2014, has no expiration date.

The following table presents the balance of stockholders' equity and related information as of the dates presented.

	December 31, 2013	September 30, 2013	December 31, 2012
	(Dollars in thousands)		
Stockholders' equity	$ 1,569,463	$ 1,632,126	$ 1,669,951
Equity to total assets at end of period	17.2 %	17.8 %	18.1 %

The following table presents a reconciliation of total and net shares outstanding as of December 31, 2013.

Total shares outstanding	147,313,188
Less unallocated ESOP shares and unvested restricted stock	(4,821,885)
Net shares outstanding	142,491,303

Consistent with our goal to operate a sound and profitable financial institution, we actively seek to maintain a "well-capitalized" status for the Bank in accordance with regulatory standards. As of December 31, 2013, the Bank exceeded all regulatory capital requirements. The following table presents the Bank's regulatory capital ratios at December 31, 2013 based upon regulatory guidelines.

	Bank Ratios	Regulatory Requirement For "Well-Capitalized" Status
Tier 1 leverage ratio	14.6%	5.0%
Tier 1 risk-based capital	34.5	6.0
Total risk-based capital	34.8	10.0

A reconciliation of the Bank's equity under accounting principles generally accepted in the United States of America ("GAAP") to regulatory capital amounts as of December 31, 2013 is as follows (dollars in thousands):

Total Bank equity as reported under GAAP	$ 1,334,405
Unrealized gains on AFS securities	(4,567)
Other	(15)
Total Tier 1 capital	1,329,823
ACL	8,919
Total risk-based capital	$ 1,338,742

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS (Unaudited)
(Dollars in thousands)

	December 31, 2013	September 30, 2013
ASSETS:		
Cash and cash equivalents (includes interest-earning deposits of $63,466 and $99,735)	$ 88,665	$ 113,886
Securities:		
AFS at estimated fair value (amortized cost of $986,251 and $1,058,283)	993,593	1,069,967
Held-to-maturity at amortized cost (estimated fair value of $1,670,097 and $1,741,846)	1,668,484	1,718,023
Loans receivable, net (of ACL of $8,919 and $8,822)	6,024,589	5,958,868
BOLI	59,832	59,495
Capital stock of FHLB, at cost	129,095	128,530
Accrued interest receivable	22,823	23,596
Premises and equipment, net	71,477	70,112
OREO	3,645	3,882
Other assets	48,851	40,090
TOTAL ASSETS	$ 9,111,054	$ 9,186,449
LIABILITIES:		
Deposits	$ 4,620,908	$ 4,611,446
FHLB borrowings	2,515,618	2,513,538
Repurchase agreements	320,000	320,000
Advance payments by borrowers for taxes and insurance	23,930	57,392
Income taxes payable	7,577	108
Deferred income tax liabilities, net	19,586	20,437
Accounts payable and accrued expenses	33,972	31,402
Total liabilities	7,541,591	7,554,323
STOCKHOLDERS' EQUITY:		
Preferred stock ($0.01 par value) 100,000,000 shares authorized; no shares issued or outstanding	--	--
Common stock ($0.01 par value) 1,400,000,000 shares authorized; 147,313,188 and 147,840,268 shares issued and outstanding as of December 31, 2013 and September 30, 2013, respectively	1,473	1,478
Additional paid-in capital	1,232,059	1,235,781
Unearned compensation, ESOP	(44,190)	(44,603)
Retained earnings	375,554	432,203
AOCI, net of tax	4,567	7,267
Total stockholders' equity	1,569,463	1,632,126
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,111,054	$ 9,186,449

Capitol Federal Financial, Inc. is the holding company for the Bank. The Bank has 47 branch locations in Kansas and Missouri. The Bank is one of the largest residential lenders in the State of Kansas. News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Capitol Federal Financial, Inc. to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in documents filed or furnished by Capitol Federal Financial, Inc. with the SEC. Actual results may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial, Inc.'s judgment as of the date of this release. Capitol Federal Financial, Inc. disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer and Treasurer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com

SUPPLEMENTAL FINANCIAL INFORMATION

Loan Portfolio

The following table presents information related to the composition of our loan portfolio in terms of dollar amounts and percentages (before deductions for undisbursed loan funds, unearned loan fees and deferred costs, and ACL) as of the dates indicated.

| | December 31, 2013 | | | September 30, 2013 | | | December 31, 2012 | | |
	Amount	Rate	% of Total	Amount	Rate	% of Total	Amount	Rate	% of Total
				(Dollars in thousands)					
Real Estate Loans:									
One- to four-family	$ 5,811,216	3.76 %	95.3 %	$ 5,743,047	3.77 %	95.5 %	$ 5,429,556	3.99 %	95.5 %
Multi-family and commercial	41,745	5.00	0.7	50,358	5.22	0.9	46,815	5.62	0.8
Construction	101,638	3.71	1.7	77,743	3.63	1.3	60,975	3.92	1.1
Total real estate loans	5,954,599	3.77	97.7	5,871,148	3.78	97.7	5,537,346	4.00	97.4
Consumer Loans:									
Home equity	135,023	5.22	2.2	135,028	5.26	2.2	144,121	5.39	2.5
Other	5,467	4.31	0.1	5,623	4.41	0.1	6,426	4.62	0.1
Total consumer loans	140,490	5.19	2.3	140,651	5.23	2.3	150,547	5.36	2.6
Total loans receivable	6,095,089	3.80	100.0 %	6,011,799	3.82	100.0 %	5,687,893	4.04	100.0 %
Less:									
Undisbursed loan funds	61,480			42,807			30,843		
ACL	8,919			8,822			10,477		
Discounts/unearned loan fees	23,540			23,057			21,864		
Premiums/deferred costs	(23,439)			(21,755)			(15,368)		
Total loans receivable, net	$ 6,024,589			$ 5,958,868			$ 5,640,077		

The following table presents, for our portfolio of one- to four-family loans, the amount, percentage of total, weighted average credit score, weighted average loan-to-value ("LTV") ratio, and the average balance per loan at the dates presented. Credit scores are updated at least semiannually, with the last update in September 2013, obtained from a nationally recognized consumer rating agency. The LTV ratios were based on the current loan balance and either the lesser of the purchase price or original appraisal, or the most recent Bank appraisal. In most cases, the most recent appraisal was obtained at the time of origination.

| | December 31, 2013 | | | | | September 30, 2013 | | | | | December 31, 2012 | | | | |
	Amount	% of Total	Credit Score	LTV	Average Balance	Amount	% of Total	Credit Score	LTV	Average Balance	Amount	% of Total	Credit Score	LTV	Average Balance
						(Dollars in thousands)									
Originated	$ 4,046,815	69.6 %	763	64 %	$ 127	$ 4,054,436	70.6 %	763	65 %	$ 127	$ 4,024,920	74.1 %	763	65 %	$ 124
Correspondent purchased	1,144,112	19.7	761	67	336	1,044,127	18.2	761	67	341	650,115	12.0	764	65	336
Bulk purchased	620,289	10.7	748	67	313	644,484	11.2	747	67	316	754,521	13.9	748	67	317
	$ 5,811,216	100.0 %	761	65	156	$ 5,743,047	100.0 %	761	65	155	$ 5,429,556	100.0 %	761	65	148

Our portfolio of correspondent purchased loans increased $100.0 million, or 9.6%, from September 30, 2013 to $1.14 billion at December 31, 2013, of which $830.5 million are serviced by the Bank and $313.6 million are serviced by our mortgage sub-servicer. The mortgage sub-servicer has experience servicing loans in the market areas in which we purchase loans and services the loans according to the Bank's servicing standards, which is intended to allow the Bank greater control over servicing and help maintain a standard of loan performance.

Loan Commitments

The following table summarizes our one- to four-family loan origination, refinance, and correspondent purchase commitments as of December 31, 2013, along with associated weighted average rates. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a rate lock fee. A percentage of the commitments are expected to expire unfunded, so the amounts reflected in the table below are not necessarily indicative of future cash requirements.

| | Fixed-Rate | | Adjustable- | Total | |
	15 years or less	More than 15 years	Rate	Amount	Rate
			(Dollars in thousands)		
Originate:					
< 4.00%	$ 12,234	$ 7,628	$ 21,012	$ 40,874	3.35 %
>= 4.00%	245	29,647	--	29,892	4.35
	12,479	37,275	21,012	70,766	3.77
Correspondent:					
< 4.00%	14,613	5,441	46,447	66,501	3.30
>= 4.00%	--	56,422	--	56,422	4.39
	14,613	61,863	46,447	122,923	3.80
Total:					
< 4.00%	26,847	13,069	67,459	107,375	3.32
>= 4.00%	245	86,069	--	86,314	4.38
	$ 27,092	$ 99,138	$ 67,459	$ 193,689	3.79
Rate	3.40 %	4.28 %	3.23 %		

Loan Activity

The following table summarizes activity in the loan portfolio, along with weighted average rates where applicable, for the periods indicated, excluding changes in undisbursed loan funds, ACL, discounts/unearned loan fees, and premiums/deferred costs. Loans that were paid-off as a result of refinances are included in repayments. Purchased loans include purchases from correspondent and nationwide lenders. Loan endorsements are not included in the activity in the following table because a new loan is not generated at the time of the endorsement. The endorsed balance and rate are included in the ending loan portfolio balance and rate. During the current quarter, the Bank endorsed $7.9 million of one- to four-family loans, reducing the average rate on those loans by 131 basis points.

	For the Three Months Ended							
	December 31, 2013		September 30, 2013		June 30, 2013		March 31, 2013	
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)							
Beginning balance	$ 6,011,799	3.82 %	$ 5,839,861	3.86 %	$ 5,763,055	3.94 %	$ 5,687,893	4.04 %
Originated and refinanced:								
Fixed	108,829	3.95	217,328	3.70	182,177	3.35	179,828	3.26
Adjustable	45,273	3.76	44,090	3.75	31,713	3.87	22,676	3.94
Purchased and participations:								
Fixed	94,535	4.00	167,490	3.61	132,391	3.36	119,334	3.22
Adjustable	45,541	3.34	41,479	2.75	23,499	2.77	19,145	2.64
Repayments	(209,931)		(297,318)		(292,110)		(262,865)	
Principal (charge-offs) recoveries, net	(418)		83		(33)		(405)	
Transfers	(539)		(1,214)		(831)		(2,551)	
Ending balance	$ 6,095,089	3.80	$ 6,011,799	3.82	$ 5,839,861	3.86	$ 5,763,055	3.94

The following table presents loan origination, refinance, and purchase activity for the periods indicated, excluding endorsement activity, along with associated weighted average rates and percent of total. Loan originations, purchases and refinances are reported together. The fixed-rate one- to four-family loans less than or equal to 15 years have an original maturity at origination of less than or equal to 15 years, while fixed-rate one- to four-family loans greater than 15 years have an original maturity at origination of greater than 15 years. The adjustable-rate one- to four-family loans less than or equal to 36 months have a term to first reset of less than or equal to 36 months at origination and adjustable-rate one- to four-family loans greater than 36 months have a term to first reset of greater than 36 months at origination.

	For the Three Months Ended December 31, 2013			For the Three Months Ended December 31, 2012		
	Amount	Rate	% of Total	Amount	Rate	% of Total
			(Dollars in thousands)			
Fixed-Rate:						
One- to four-family:						
<= 15 years	$ 51,403	3.32 %	17.5 %	$ 112,339	2.84 %	31.2 %
> 15 years	146,059	4.18	49.6	181,741	3.56	50.5
Multi-family and commercial real estate	5,000	4.00	1.7	3,850	5.00	1.1
Home equity	733	6.05	0.2	456	5.97	0.1
Other	169	11.08	0.1	250	8.01	0.1
Total fixed-rate	203,364	3.97	69.1	298,636	3.32	83.0
Adjustable-Rate:						
One- to four-family:						
<= 36 months	2,030	2.76	0.7	2,069	2.25	0.6
> 36 months	57,972	3.09	19.7	42,139	2.70	11.7
Multi-family and commercial real estate	11,763	4.25	4.0	--	--	--
Home equity	18,739	4.64	6.4	16,766	4.83	4.6
Other	310	2.88	0.1	424	2.88	0.1
Total adjustable-rate	90,814	3.55	30.9	61,398	3.27	17.0
Total originated, refinanced and purchased	$ 294,178	3.84	100.0 %	$ 360,034	3.31	100.0 %
Purchased and participation loans included above:						
Fixed-Rate:						
Correspondent - one- to four-family	$ 89,535	4.00		$ 84,913	3.38	
Participations - commercial real estate	5,000	4.00		3,850	5.00	
Total fixed-rate purchased/participations	94,535	4.00		88,763	3.45	
Adjustable-Rate:						
Correspondent - one- to four-family	33,778	3.03		21,434	2.70	
Participations - commercial real estate	11,763	4.25		--	--	
Total adjustable-rate purchased/participations	45,541	3.34		21,434	2.70	
Total purchased/participation loans	$ 140,076	3.78		$ 110,197	3.30	

The following table presents originated, refinanced, and correspondent activity in our one- to four-family loan portfolio, excluding endorsement and construction activity, along with associated weighted average LTVs and weighted average credit scores for the periods indicated.

| | For the Three Months Ended December 31, 2013 | | | For the Three Months Ended December 31, 2012 | | |
	Amount	LTV	Credit Score	Amount	LTV	Credit Score
			(Dollars in thousands)			
Originated	$ 115,506	77 %	768	$ 122,516	75 %	768
Refinanced by Bank customers	18,645	70	759	109,425	67	771
Correspondent purchased	123,313	74	760	106,347	69	768
	$ 257,464	75	763	$ 338,288	70	769

The following table presents the amount, percentage of total, and weighted average rate, by state, for one- to four-family loan originations and correspondent purchases where originations and purchases were in excess of $1.5 million in a state during the current quarter.

| | For the Three Months Ended December 31, 2013 | | |
State	Amount	% of Total	Rate
		(Dollars in thousands)	
Kansas	$ 132,913	51.6 %	3.77 %
Missouri	75,358	29.3	3.75
Texas	14,339	5.6	3.84
Tennessee	10,752	4.2	3.70
Alabama	8,062	3.1	3.27
Oklahoma	5,998	2.3	4.11
North Carolina	3,345	1.3	3.47
Other states	6,697	2.6	3.86
	$ 257,464	100.0 %	3.75

The following tables present the annualized prepayment speeds of our one- to four-family loan portfolio for the monthly and quarterly periods indicated. The balances represent the unpaid principal balance of one- to four-family loans, and the terms represent the contractual terms for our fixed-rate loans, and current terms to repricing for our adjustable-rate loans. Loan refinances are considered a prepayment and are included in the prepayment speeds presented below. The annualized prepayment speeds are presented with and without endorsements.

		December 31, 2013			
		Monthly Prepayment Speeds (annualized)		Quarterly Prepayment Speeds (annualized)	
Term	Unpaid Principal	Including Endorsements	Excluding Endorsements	Including Endorsements	Excluding Endorsements
		(Dollars in thousands)			
Fixed-rate one- to four-family loans:					
15 years or less	$ 1,177,946	7.2 %	6.8 %	7.2 %	7.0 %
More than 15 years	3,567,066	6.5	6.0	7.3	6.6
	4,745,012	6.7	6.2	7.3	6.7
Adjustable-rate one- to four-family loans:					
36 months or less	792,578	17.2	16.9	15.1	14.4
More than 36 months	353,085	12.2	12.2	9.1	9.1
	1,145,663	15.7	15.5	13.3	12.8
Total one- to four-family loans	$ 5,890,675	8.4	8.0	8.4	7.9

		September 30, 2013			
		Monthly Prepayment Speeds (annualized)		Quarterly Prepayment Speeds (annualized)	
Term	Unpaid Principal	Including Endorsements	Excluding Endorsements	Including Endorsements	Excluding Endorsements
		(Dollars in thousands)			
Fixed-rate one- to four-family loans:					
15 years or less	$ 1,177,340	10.6 %	10.3 %	13.1 %	12.7 %
More than 15 years	3,504,297	9.6	8.9	13.6	12.0
	4,681,637	9.8	9.2	13.5	12.2
Adjustable-rate one- to four-family loans:					
36 months or less	795,690	22.5	21.4	23.7	22.5
More than 36 months	332,330	12.9	12.9	16.2	16.2
	1,128,020	19.8	19.0	21.6	20.8
Total one- to four-family loans	$ 5,809,657	11.8	11.1	15.1	13.9

Asset Quality

The following tables present loans 30 to 89 days delinquent, non-performing loans, and OREO at the dates indicated. Of the loans 30 to 89 days delinquent at December 31, 2013, approximately 70% were 59 days delinquent or less. Non-performing loans are loans that are 90 or more days delinquent or in foreclosure and nonaccrual loans less than 90 days delinquent but are required to be reported as nonaccrual pursuant to OCC reporting requirements, even if the loans are current. Non-performing assets include non-performing loans and OREO. Over the past 12 months, OREO properties were owned by the Bank, on average, for approximately four months before they were sold.

	Loans Delinquent for 30 to 89 Days at:									
	December 31, 2013		September 30, 2013		June 30, 2013		March 31, 2013		December 31, 2012	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount
					(Dollars in thousands)					
One- to four-family:										
Originated	178	$ 16,956	164	$ 18,225	137	$ 12,838	124	$ 13,718	156	$ 15,182
Correspondent purchased	4	2,243	5	709	4	704	5	1,054	2	243
Bulk purchased	37	7,858	37	7,733	28	6,012	42	9,190	35	6,622
Consumer Loans:										
Home equity	41	721	45	848	40	869	40	719	42	966
Other	17	100	13	35	13	158	14	104	10	188
	277	$ 27,878	264	$ 27,550	222	$ 20,581	225	$ 24,785	245	$ 23,201
30 to 89 days delinquent loans to total loans receivable, net		0.46 %		0.46 %		0.36 %		0.43 %		0.41 %

	Non-Performing Loans and OREO at:									
	December 31, 2013		**September 30, 2013**		**June 30, 2013**		**March 31, 2013**		**December 31, 2012**	
	Number	**Amount**	**Number**	**Amount**	**Number**	**Amount**	**Number**	**Amount**	**Number**	**Amount**
					(Dollars in thousands)					
Loans 90 or More Days Delinquent or in Foreclosure:										
One- to four-family:										
Originated	110	$ 9,931	101	$ 8,579	91	$ 8,017	85	$ 7,687	83	$ 7,395
Correspondent purchased	5	635	5	812	4	609	4	642	6	815
Bulk purchased	33	10,134	34	9,608	37	9,535	40	9,408	43	10,378
Consumer Loans:										
Home equity	29	477	29	485	21	295	22	393	21	357
Other	8	11	4	5	7	23	5	26	14	76
	185	21,188	173	19,489	160	18,479	156	18,156	167	19,021
Nonaccrual loans less than 90 Days Delinquent:[1]										
One- to four-family:										
Originated	65	6,057	57	5,833	62	7,578	61	6,893	66	7,246
Correspondent purchased	--	--	2	740	--	--	1	433	3	657
Bulk purchased	3	392	2	280	2	168	4	711	7	1,450
Consumer Loans:										
Home equity	6	78	6	101	8	174	7	150	17	342
Other	--	--	--	--	--	--	--	--	1	11
	74	6,527	67	6,954	72	7,920	73	8,187	94	9,706
Total non-performing loans	259	27,715	240	26,443	232	26,399	229	26,343	261	28,727
Non-performing loans as a percentage of total loans[2]		0.46 %		0.44 %		0.46 %		0.46 %		0.51 %
OREO:										
One- to four-family:										
Originated[3]	22	$ 1,531	28	$ 2,074	34	$ 3,283	51	$ 4,219	51	$ 3,639
Correspondent purchased	1	110	2	71	3	269	2	173	--	--
Bulk purchased	6	647	4	380	4	581	5	830	7	1,188
Consumer Loans:										
Home equity	2	57	2	57	3	66	4	60	2	32
Other[4]	1	1,300	1	1,300	1	1,300	1	1,400	1	1,400
	32	3,645	37	3,882	45	5,499	63	6,682	61	6,259
Total non-performing assets	291	$ 31,360	277	$ 30,325	277	$ 31,898	292	$ 33,025	322	$ 34,986
Non-performing assets as a percentage of total assets		0.34 %		0.33 %		0.35 %		0.35 %		0.38 %

(1) Represents loans required to be reported as nonaccrual pursuant to OCC reporting requirements, even if the loans are current. At December 31, 2013, September 30, 2013, June 30, 2013, March 31, 2013, and December 31, 2012, this amount was comprised of $1.1 million, $1.1 million, $1.1 million, $975 thousand, and $1.8 million, respectively, of loans that were 30 to 89 days delinquent and are reported as such, and $5.4 million, $5.9 million, $6.8 million, $7.2 million, and $7.9 million, respectively, of loans that were current.

(2) Excluding loans required to be reported as nonaccrual pursuant to OCC reporting requirements, even if the loans are current, non-performing loans as a percentage of total loans were 0.35%, 0.33%, 0.32%, 0.32%, and 0.34% at December 31, 2013, September 30, 2013, June 30, 2013, March 31, 2013, and December 31, 2012, respectively.

(3) Real estate-related consumer loans where we also hold the first mortgage are included in the one- to four-family category as the underlying collateral is one- to four-family property.

(4) Other represents a single property the Bank purchased for a potential branch site but now intends to sell.

The following table presents the ACL activity and related ratios at the dates and for the periods indicated. Of the $856 thousand of net charge-offs during the quarter ended December 31, 2012, $369 thousand was due to loans that were primarily discharged in a prior fiscal year under Chapter 7 bankruptcy that must be, pursuant to OCC regulatory guidance issued in 2012, evaluated for collateral value loss, even if they are current.

	For the Three Months Ended				
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
			(Dollars in thousands)		
Balance at beginning of period	$ 8,822	$ 9,239	$ 10,072	$ 10,477	$ 11,100
Charge-offs:					
One- to four-family loans - originated	(88)	(74)	(60)	(282)	(208)
One- to four-family loans - correspondent purchased	--	--	--	(2)	(11)
One- to four-family loans - bulk purchased	(327)	(76)	--	(153)	(532)
Multi-family and commercial loans	--	--	--	--	--
Construction	--	--	--	--	--
Home equity	(10)	(13)	(111)	(19)	(109)
Other consumer loans	--	--	--	(1)	(6)
Total charge-offs	(425)	(163)	(171)	(457)	(866)
Recoveries:					
One- to four-family loans - originated	1	1	13	--	--
One- to four-family loans - correspondent purchased	--	--	--	--	--
One- to four-family loans - bulk purchased	--	238	118	42	--
Multi-family and commercial loans	--	--	--	--	--
Construction	--	--	--	--	--
Home equity	6	7	7	9	10
Other consumer loans	--	--	--	1	--
Recoveries	7	246	138	52	10
Net (charge-offs) recoveries	(418)	83	(33)	(405)	(856)
Provision for credit losses	515	(500)	(800)	--	233
Balance at end of period	$ 8,919	$ 8,822	$ 9,239	$ 10,072	$ 10,477
Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	0.01 %	-- %	-- %	0.01 %	0.02 %
Ratio of net charge-offs (recoveries) during the period to average non-performing assets	1.35	(0.27)	0.10	1.19	2.29
ACL to non-performing loans at end of period	32.18	33.36	35.00	38.23	36.47
ACL to loans receivable, net at end of period	0.15	0.15	0.16	0.18	0.19
ACL to net charge-offs (annualized)	5.3 x				

Securities Portfolio

The following table presents the distribution of our MBS and investment securities portfolio, at amortized cost, at the dates indicated. The majority of the MBS and investment securities portfolio are composed of securities issued by U.S. government-sponsored enterprises ("GSEs"). Overall, fixed-rate securities comprised 78% of these portfolios at December 31, 2013. The weighted average life ("WAL") is the estimated remaining maturity (in years) after three-month historical prepayment speeds and projected call option assumptions have been applied. Weighted average yields on tax-exempt securities are not calculated on a fully taxable equivalent basis.

	December 31, 2013			September 30, 2013			December 31, 2012		
	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)								
Fixed-rate securities:									
MBS	$ 1,384,297	2.46 %	4.1	$ 1,427,648	2.44 %	3.5	$ 1,559,219	2.60 %	3.0
GSE debentures	658,834	1.03	3.3	709,118	1.04	2.8	787,666	1.10	1.6
Municipal bonds	36,304	2.68	1.9	35,587	3.02	1.5	44,379	2.89	1.9
Total fixed-rate securities	2,079,435	2.01	3.8	2,172,353	1.99	3.3	2,391,264	2.11	2.5
Adjustable-rate securities:									
MBS	572,721	2.31	6.0	601,359	2.32	4.9	734,655	2.63	5.1
Trust preferred securities	2,579	1.50	23.5	2,594	1.51	23.7	2,900	1.56	24.5
Total adjustable-rate securities	575,300	2.31	6.1	603,953	2.31	4.9	737,555	2.62	5.2
Total securities portfolio	$ 2,654,735	2.07	4.3	$ 2,776,306	2.06	3.7	$ 3,128,819	2.23	3.1

MBS: The following tables provide a summary of the activity in our MBS portfolio for the periods presented. The weighted average yields and WALs for purchases are presented as recorded at the time of purchase. The yields for the beginning balances are as of the last day of the period previous to the period presented and the yields for the ending balances are as of the last day of the period presented and are generally derived from recent prepayment activity on the securities in the portfolio as of the dates presented. The beginning and ending WAL is the estimated remaining maturity (in years) after three-month historical prepayment speeds have been applied. MBS purchased during the current quarter were generally comprised of loans with contractual terms-to-maturity of 15 years or less to help mitigate exposure to rising interest rates.

	For the Three Months Ended											
	December 31, 2013			September 30, 2013			June 30, 2013			March 31, 2013		
	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)											
Beginning balance - carrying value	$ 2,047,708	2.40 %	3.9	$ 2,179,539	2.39 %	3.6	$ 2,358,095	2.45 %	3.6	$ 2,324,187	2.61 %	3.7
Maturities and repayments	(95,864)			(149,555)			(171,699)			(187,308)		
Net amortization of premiums/(discounts)	(1,397)			(1,688)			(2,049)			(2,124)		
Purchases:												
Fixed	25,272	1.72	3.7	--	--	--	--	--	--	227,310	1.24	4.0
Adjustable	--	--	--	22,246	1.80	5.1	--	--	--	--	--	--
Change in valuation on AFS securities	(555)			(2,834)			(4,808)			(3,970)		
Ending balance - carrying value	$ 1,975,164	2.42	4.7	$ 2,047,708	2.40	3.9	$ 2,179,539	2.39	3.6	$ 2,358,095	2.45	3.6

The following table presents the annualized prepayment speeds of our MBS portfolio for the monthly and quarterly periods ended December 31, 2013, along with associated net premium/(discount) information, weighted average rates for the portfolio, and weighted average remaining contractual terms (in years) for the portfolio. The annualized prepayment speeds are based on actual prepayment activity. Prepayments impact the amortization/accretion of premiums/discounts on our MBS portfolio. As prepayments increase, the related premiums/discounts are amortized/accreted at a faster rate. The amortization of premiums decreases interest income while the accretion of discounts increases interest income. The balances in the following table represent the amortized cost of MBS, and the terms represent the contractual terms for our fixed-rate MBS and current terms to repricing for our adjustable-rate MBS.

		December 31, 2013		
		Prepayment		Net
	Amortized	Speed (annualized)		Premium/
Term	Cost	Monthly	Quarterly	(Discount)
		(Dollars in thousands)		
Fixed-rate MBS:				
15 years or less	$ 1,295,866	7.9 %	8.8 %	$ 16,319
More than 15 years	88,431	11.9	13.5	792
	1,384,297	8.2	9.1	17,111
Rate	3.68 %			
Remaining contractual term (years)	10.6			
Adjustable-rate MBS:				
36 months or less	$ 507,633	14.8	14.7	1,010
More than 36 months	65,088	9.2	10.6	1,154
	572,721	14.2	14.2	2,164
Rate	2.99 %			
Remaining contractual term (years)	23.8			
Total MBS	$ 1,957,018	9.9	10.6	$ 19,275
Rate	3.48 %			
Remaining contractual term (years)	14.5			

Investment Securities: The following tables provide a summary of the activity in investment securities portfolio for the periods presented. The weighted average yields and WALs for purchases are presented as recorded at the time of purchase. The yields for the beginning balances are as of the last day of the period previous to the period presented and the yields for the ending balances are as of the last day of the period presented. The beginning and ending WALs represent the estimated remaining maturity (in years) of the securities after projected call dates have been considered, based upon market rates at each date presented. Of the $30.4 million of fixed-rate investment securities purchased during the current quarter, $24.8 million are callable.

	For the Three Months Ended											
	December 31, 2013			September 30, 2013			June 30, 2013			March 31, 2013		
	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)											
Beginning balance - carrying value	$ 740,282	1.14 %	2.9	$ 807,399	1.14 %	3.2	$ 841,127	1.14 %	2.3	$ 837,433	1.20 %	1.7
Maturities and calls	(79,860)			(69,838)			(50,864)			(171,009)		
Net amortization of premiums/(discounts)	(114)			(117)			(76)			(97)		
Purchases:												
Fixed	30,392	1.29	4.4	--	--	--	29,310	1.48	4.8	175,045	0.91	2.5
Change in valuation of AFS securities	(3,787)			2,838			(12,098)			(245)		
Ending balance - carrying value	$ 686,913	1.11	3.3	$ 740,282	1.14	2.9	$ 807,399	1.14	3.2	$ 841,127	1.14	2.3

Deposit Portfolio

The following table presents the amount, weighted average rate and percentage of total deposits for checking, savings, money market, retail certificates of deposit, and public units/brokered deposits at the dates presented.

| | December 31, 2013 | | | September 30, 2013 | | | December 31, 2012 | | |
	Amount	Rate	% of Total	Amount	Rate	% of Total	Amount	Rate	% of Total
				(Dollars in thousands)					
Noninterest-bearing checking	$ 155,446	-- %	3.3 %	$ 150,171	-- %	3.2 %	$ 142,820	-- %	3.1 %
Interest-bearing checking	525,363	0.05	11.4	505,762	0.05	11.0	513,419	0.05	11.2
Savings	285,906	0.10	6.2	283,169	0.13	6.1	265,195	0.11	5.8
Money market	1,149,229	0.23	24.9	1,128,604	0.23	24.5	1,142,990	0.22	25.0
Retail certificates of deposit	2,203,775	1.24	47.7	2,242,909	1.27	48.7	2,246,908	1.46	49.0
Public units/brokered deposits	301,189	0.79	6.5	300,831	0.80	6.5	270,831	1.00	5.9
	$ 4,620,908	0.71	100.0 %	$ 4,611,446	0.74	100.0 %	$ 4,582,163	0.84	100.0 %

The following table presents scheduled maturities of our certificates of deposit, along with associated weighted average rates, as of December 31, 2013:

| | Amount Due | | | | | |
| | 1 year or less | More than 1 year to 2 years | More than 2 years to 3 years | More than 3 years | Total Amount | Rate |
Rate range						
			(Dollars in thousands)			
0.00 – 0.99%	$ 861,884	$ 190,679	$ 82,003	$ 28,443	$ 1,163,009	0.46 %
1.00 – 1.99%	198,885	157,067	239,269	268,492	863,713	1.39
2.00 – 2.99%	187,124	227,494	28,586	1,732	444,936	2.55
3.00 – 3.99%	14,982	17,286	202	322	32,792	3.07
4.00 – 4.99%	254	188	72	--	514	4.39
	$ 1,263,129	$ 592,714	$ 350,132	$ 298,989	$ 2,504,964	1.19 %
Percent of total	50.4 %	23.7 %	14.0 %	11.9 %		
Weighted average rate	0.92	1.58	1.39	1.30		
Weighted average maturity (in years)	0.5	1.4	2.4	3.7	1.4	
Weighted average maturity for the retail certificate of deposit portfolio (in years)					1.5	

Borrowings

The following table presents the maturity of FHLB advances, at par, and repurchase agreements, along with associated weighted average contractual and weighted average effective rates as of December 31, 2013.

Maturity by Fiscal year	FHLB Advances Amount	Repurchase Agreements Amount	Contractual Rate	Effective Rate[1]
	(Dollars in thousands)			
2014	$ 300,000	$ 100,000	3.39 %	4.25 %
2015	600,000	20,000	1.73	1.96
2016	575,000	--	2.29	2.91
2017	500,000	--	2.69	2.72
2018	200,000	100,000	2.90	2.90
2019	100,000	--	1.29	1.29
2020	250,000	100,000	2.18	2.18
	$ 2,525,000	$ 320,000	2.41	2.71

(1) The effective rate includes the net impact of the amortization of deferred prepayment penalties resulting from the prepayment of certain FHLB advances and deferred gains related to terminated interest rate swaps.

The following table presents the maturity and weighted average repricing rate, which is also the weighted average effective rate, of borrowings and certificates of deposit, split between retail and public unit/brokered deposit amounts, for the next four quarters as of December 31, 2013.

Maturity by Quarter End	Borrowings Amount	Repricing Rate	Retail Certificate Amount	Repricing Rate	Public Unit/ Brokered Deposit Amount	Repricing Rate	Total	Repricing Rate
					(Dollars in thousands)			
March 31, 2014	$ 200,000	5.01 %	$ 233,551	0.98 %	$ 95,372	0.13 %	$ 528,923	2.35 %
June 30, 2014	100,000	2.80	234,093	0.84	49,816	1.18	383,909	1.39
September 30, 2014	100,000	4.20	344,353	1.09	41,119	0.34	485,472	1.67
December 31, 2014	250,000	0.84	240,762	1.09	24,063	0.33	514,825	0.93
	$ 650,000	2.94	$ 1,052,759	1.01	$ 210,370	0.44	$ 1,913,129	1.60

The following tables present FHLB advance activity, at par, and repurchase agreement activity for the periods shown. Line of credit activity is excluded from the following table due to the short-term nature of the borrowings. The weighted average effective rate includes the net impact of the amortization of deferred prepayment penalties resulting from the prepayment of certain FHLB advances and deferred gains related to interest rate swaps previously terminated. Rates on new borrowings are fixed-rate. The weighted average maturity ("WAM") is the remaining weighted average contractual term in years. The beginning and ending WAMs represent the remaining maturity at each date presented. For new borrowings, the WAMs presented are as of the date of issue.

	For the Three Months Ended											
	December 31, 2013			September 30, 2013			June 30, 2013			March 31, 2013		
	Amount	Effective Rate	WAM	Amount	Effective Rate	WAM	Amount	Effective Rate	WAM	Amount	Effective Rate	WAM
						(Dollars in thousands)						
Beginning balance	$ 2,845,000	2.75 %	2.6	$ 2,815,000	2.80 %	2.7	$ 2,965,000	2.92 %	2.5	$ 2,915,000	2.99 %	2.6
Maturities and prepayments:												
FHLB advances	(150,000)	3.16		--	--		(225,000)	3.86		--	--	
Repurchase agreements	--	--		(70,000)	4.23		(25,000)	3.33		(50,000)	3.48	
New borrowings:												
FHLB advances	150,000	2.32	6.0	--	--	--	100,000	1.61	7.0	100,000	1.29	6.0
Repurchase agreements	--	--	--	100,000	2.53	7.0	--	--	--	--	--	--
Ending balance	$ 2,845,000	2.71	2.7	$ 2,845,000	2.75	2.6	$ 2,815,000	2.80	2.7	$ 2,965,000	2.92	2.5

Average Rates and Lives

The following table presents the weighted average yields/rates and WALs (in years), after applying prepayment, call assumptions, and decay rates for major categories of our assets and liabilities as of the date presented. Yields presented for investment securities and MBS include the amortization of fees, costs, premiums and discounts which are considered adjustments to the yield. For loans receivable, the stated interest rate is presented, which does not include any adjustments to the yield. The interest rate presented for borrowings is the effective rate, which includes the net impact of the amortization of deferred prepayment penalties resulting from the prepayment of certain FHLB advances and deferred gains related to interest rate swaps previously terminated.

	December 31, 2013		
	Amount	Yield/Rate	WAL
	(Dollars in thousands)		
Investment securities	$ 686,913	1.11 %	3.3
MBS	1,975,164	2.42	4.7
Loans receivable:			
Fixed-rate one- to four-family:			
<= 15 years	1,177,939	3.50	4.3
> 15 years	3,503,661	4.15	7.2
All other fixed-rate loans	137,923	4.79	5.2
Total fixed-rate loans	4,819,523	4.01	6.4
Adjustable-rate one- to four-family:			
<= 36 months	401,387	2.49	4.4
> 36 months	728,229	3.00	3.5
All other adjustable-rate loans	145,950	4.48	1.4
Total adjustable-rate loans	1,275,566	3.01	3.6
Total loans receivable	6,095,089	3.80	5.8
Transaction deposits	2,115,944	0.15	6.8
Certificates of deposit	2,504,964	1.19	1.4
Borrowings	2,845,000	2.71	2.7

At December 31, 2013, the Bank's one-year gap between the amount of interest-earning assets and interest-bearing liabilities projected to reprice was $65.5 million, or 0.7% of total assets, compared to $371.3 million, or 4.0% of total assets, at September 30, 2013. The amount of interest-bearing liabilities expected to reprice in a given period is not typically impacted by changes in interest rates because the Bank's borrowings and certificate of deposit portfolios have contractual maturities and generally cannot be terminated early without a prepayment penalty. The majority of interest-earning assets anticipated to reprice in the coming year are repayments and prepayments on mortgage loans and MBS, both of which include the option to prepay without a fee being paid by the contract holder. As interest rates rise, the amount of interest-earning assets expected to reprice will likely decrease from estimated levels as borrowers and agency debt issuers will have less economic incentive to modify their cost of borrowings. If interest rates were to increase 200 basis points, as of December 31, 2013, the Bank's one-year gap is projected to be negative $(355.5) million, or (3.9)% of total assets, meaning more liabilities are anticipated to reprice than assets. This compares to a negative one-year gap of $(162.5) million, or (1.8)% of total assets, if interest rates were to increase 200 basis points, as of September 30, 2013. The change in the one-year gap amount in the +200 basis point scenario between periods is due to a decrease in the amount of assets expected to reprice if rates were to increase 200 basis points. As interest rates increase, borrowers have less economic incentive to refinance or endorse their loans to higher market interest rates. Any decrease in our net interest margin due to liabilities repricing to higher market interest rates will likely be partially offset by an increase in income on interest-earning assets as cash flows are invested at higher market interest rates.

Average Balance Sheets

The following tables present the average balances of our assets, liabilities and stockholders' equity and the related annualized weighted average yields and rates on our interest-earning assets and interest-bearing liabilities for the periods indicated and the weighted average yield/rate on our interest-earning assets and interest-bearing liabilities at December 31, 2013. Weighted average yields are derived by dividing annualized income by the average balance of the related assets and weighted average rates are derived by dividing annualized expense by the average balance of the related liabilities, for the periods shown. Average outstanding balances are derived from average daily balances. The weighted average yields and rates include amortization of fees, costs, premiums and discounts which are considered adjustments to yields/rates. Weighted average yields on tax-exempt securities were not calculated on a fully taxable equivalent basis.

| | At December 31, 2013 | For the Three Months Ended | | | | | | | | | | |
| | | December 31, 2013 | | | September 30, 2013 | | | December 31, 2012 | | | |
	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	
					(Dollars in thousands)						
Assets:											
Interest-earning assets:											
Loans receivable[1]	3.80%	$ 6,001,095	$ 56,948	3.79%	$ 5,884,713	$ 56,425	3.83%	$ 5,624,629	$ 58,467	4.16%	
MBS[2]	2.42	1,994,759	11,962	2.40	2,087,298	12,376	2.37	2,336,783	15,183	2.60	
Investment securities[2][3]	1.11	728,853	2,066	1.13	789,041	2,251	1.14	931,252	2,865	1.23	
Capital stock of FHLB	3.69	130,492	1,196	3.63	133,716	1,131	3.35	132,587	1,128	3.38	
Cash and cash equivalents	0.25	98,624	62	0.25	62,984	40	0.25	55,178	33	0.24	
Total interest-earning assets[1][2]	3.26	8,953,823	72,234	3.23	8,957,752	72,223	3.22	9,080,429	77,676	3.42	
Other noninterest-earning assets		220,628			204,368			238,069			
Total assets		$ 9,174,451			$ 9,162,120			$ 9,318,498			
Liabilities and stockholders' equity:											
Interest-bearing liabilities:											
Checking	0.04	$ 651,011	63	0.04	$ 644,297	62	0.04	$ 598,634	58	0.04	
Savings	0.10	284,252	72	0.10	283,478	88	0.12	262,492	71	0.11	
Money market	0.23	1,132,744	660	0.23	1,146,065	631	0.22	1,117,159	657	0.23	
Certificates	1.19	2,522,759	7,528	1.18	2,508,689	7,833	1.24	2,545,232	9,063	1.41	
Total deposits	0.71	4,590,766	8,323	0.72	4,582,529	8,614	0.75	4,523,517	9,849	0.86	
FHLB borrowings[4]	2.62	2,515,339	16,863	2.66	2,539,036	16,902	2.64	2,528,290	18,628	2.92	
Repurchase agreements	3.43	320,000	2,803	3.43	318,859	2,901	3.56	365,000	3,569	3.83	
Total borrowings	2.71	2,835,339	19,666	2.75	2,857,895	19,803	2.74	2,893,290	22,197	3.04	
Total interest-bearing liabilities	1.48	7,426,105	27,989	1.49	7,440,424	28,417	1.52	7,416,807	32,046	1.71	
Other noninterest-bearing liabilities		119,463			91,116			124,176			
Stockholders' equity		1,628,883			1,630,580			1,777,515			
Total liabilities and stockholders' equity		$ 9,174,451			$ 9,162,120			$ 9,318,498			

(Continued)

	At December 31, 2013	December 31, 2013			September 30, 2013			December 31, 2012		
		For the Three Months Ended								
	Yield/ Rate	**Average Outstanding Balance**	**Interest Earned/ Paid**	**Yield/ Rate**	**Average Outstanding Balance**	**Interest Earned/ Paid**	**Yield/ Rate**	**Average Outstanding Balance**	**Interest Earned/ Paid**	**Yield/ Rate**
		(Dollars in thousands)								
Net interest income[5]		$ 44,245			$ 43,806			$ 45,630		
Net interest rate spread[6]	1.78%			1.74%			1.70%			1.71%
Net interest-earning assets		$ 1,527,718			$ 1,517,328			$ 1,663,622		
Net interest margin[7]				1.98			1.96			2.01
Ratio of interest-earning assets to interest-bearing liabilities				1.21x			1.20x			1.22x
Selected performance ratios:										
Return on average assets (annualized)				0.78%			0.70%			0.75%
Return on average equity (annualized)				4.37			3.94			3.95
Average equity to average assets				17.75			17.80			19.08
Operating expense ratio (annualized)[8]				0.99			1.11			1.06
Efficiency ratio[9]				45.81			51.22			48.14

(Concluded)

(1) Calculated net of unearned loan fees, deferred costs, and undisbursed loan funds. Loans that are 90 or more days delinquent are included in the loans receivable average balance with a yield of zero percent. Balance includes mortgage loans receivable held-for-sale.

(2) MBS and investment securities classified as AFS are stated at amortized cost, adjusted for unamortized purchase premiums or discounts.

(3) The average balance of investment securities includes an average balance of nontaxable securities of $36.5 million, $37.7 million, and $45.0 million for the quarters ended December 31, 2013, September 30, 2013, and December 31, 2012, respectively.

(4) The balance and rate of FHLB borrowings are stated net of deferred gains and deferred prepayment penalties.

(5) Net interest income represents the difference between interest income earned on interest-earning assets such as mortgage loans, investment securities, and MBS, and interest paid on interest-bearing liabilities such as deposits, FHLB borrowings, and other borrowings. Net interest income depends on the balance of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

(6) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(7) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(8) The operating expense ratio represents annualized non-interest expense as a percentage of average assets.

(9) The efficiency ratio represents non-interest expense as a percentage of the sum of net interest income (pre-provision for credit losses) and non-interest income.